Exhibit 99.3

Minefinders Corporation Ltd.
Management’s Discussion and Analysis
December 31, 2009

This discussion and analysis is for the year ended December 31, 2009, with comparisons to 2008. Unless otherwise noted, all information is current to February 25, 2010, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the year ended December 31, 2009 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including our Annual Information Form for the year ended December 31, 2009, is available on SEDAR at www.sedar.com.

Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. Pre-commercial production commenced at Dolores in November 2008. The Dolores Mine has a well defined mineral deposit, estimated at December 31, 2008 to contain proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit. The addition of a mill at Dolores is being evaluated in a pre-feasibility study currently in process.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the La Bolsa gold deposit containing over 360,000 ounces of gold and 4.8 million ounces of silver in measured and indicated resources, prospective silver targets at Planchas de Plata and Real Viejo and three new highly prospective properties, including the La Virginia gold and silver district, all in Sonora, Mexico. Drilling is continuing at La Bolsa to better understand the size potential and nature of the resource and a pre-feasibility study is in progress to evaluate the economics of developing the deposit.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Amex (symbol MFN).

2009 Highlights

Production

•	Commencement of commercial production at Dolores in May, 2009.

•	Gold production of 77,264 ounces in 2009 including 20,960 ounces produced in the fourth quarter.

•	Silver production of 1,318,245 ounces in 2009 including 296,992 ounces produced in the fourth quarter.

•
An increase in average crusher throughput during the fourth quarter to the planned average rate of 18,000 tonnes stacked per day compared to an average of 14,500 tonnes stacked per day over the three preceding quarters.

•	Relocation of the old Dolores village completed, allowing access to the phase 2 area of the deposit where pre-stripping activities were completed in December and initial ore extraction has commenced.

Financial

•	2009 sales proceeds of $94.0 million including $27.8 million in the fourth quarter.

•	2009 net loss of $4.3 million, or $0.07 per share and net income of $4.3 million in the fourth quarter, or $0.07 per share.

•	Full repayment of the $60 million outstanding on the revolving credit facility during 2009.

•	Positive operating cash flow after changes in non-cash working capital of $10.0 million on a consolidated basis achieved in 2009.

•	Completion of a bought deal financing for net proceeds of $60.0 million during the third quarter including closing of the over-allotment option in October 2009.

•	Working capital of $53.0 million at December 31, 2009, up from $24.8 million at December 31, 2008.

Exploration and Development

•	Significant expansion of the mineralized zone at the La Bolsa property as a result of the 2009 drill program.

•
Completed an initial NI 43-101 compliant resource model for the La Bolsa property including 360,000 ounces of gold and 4.8 million ounces of silver in measured and indicated resources with the technical report filed on October 21, 2009.

•	Commenced a pre-feasibility study of the economic viability of a mine at the La Bolsa property with results expected to be available in the first quarter of 2010.

•	Commenced work on a pre-feasibility study for the addition of a mill at the Dolores Mine with results expected to be available in the first quarter of 2010.

•	Initiated an exploration drill program at Dolores to expand on previously identified mineralized zones peripheral to and beneath the open pit resource.

•	Consolidation of all mineral rights and surface rights necessary to drill and test the La Virginia gold/silver district in Sonora, Mexico.

Outlook

2010 Production and Cash Costs

For the 2010 year, Minefinders expects to produce and sell approximately 91,000 to 100,500 ounces of gold and 2.3 million to 2.6 million ounces of silver at cash operating costs of between $430 and $470 per gold-equivalent ounce assuming a 65 to one silver to gold ratio. Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Non-GAAP Measure section on page 16 of this discussion and analysis for further discussion of operating cash costs.

Gold and silver production is expected to trend up quarter to quarter through 2010 primarily due to increasing ore grades during the year as well as volume and duration of ore under leach. In addition, cash operating costs per gold equivalent ounce sold are expected to trend down during the year with the increasing production. The production forecast contemplates crushing and stacking at 18,000 ore tonnes per day. Gold and silver grades of ore tonnes stacked in the first quarter of 2010 are expected to average 0.46 grams per tonne and 23.4 grams per tonne, respectively, increasing through 2010 as the mining area expands and higher grade ore is accessed. Gold and silver grades are expected to average 0.71 grams per tonne gold and 44.2 grams per tonne silver for the full year.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

As a result of delays attributable to final relocation of the Dolores village, the first ore from the phase 2 central dome area of the deposit was not mined until November of 2009. The 2010 production outlook reflects access to higher grade ore in this area. Pre-stripping activities on phase 3 in the first half of the year will expand the mineable area in the pit further contributing to increasing gold and silver grades and associated gold and silver production in the third and fourth quarters.

All production from the Dolores Mine is unhedged. The following table provides a summary of forecast quarterly gold and silver production and associated cash operating costs for 2010.

	Q1	Q2	Q3	Q4	2010
Gold ounces produced	16,000 – 18,000	20,000 – 22,000	27,500 – 30,000	27,500 – 30,500	91,000 – 100,500
Silver ounces produced	280,000 – 315,000	400,000 – 450,000	700,000 – 770,000	950,000 – 1,060,000	2,330,000 – 2,595,000
Cash operating cost per gold equivalent ounce	$ 585 - $ 630	$ 435 - $ 475	$ 390 - $ 425	$ 390 - $ 425	$ 430 - $ 470

Dolores Mine

Minefinders is conducting work on a pre-feasibility study, including preliminary planning and design, on the construction of a mill at the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. The study is scheduled for completion in the first quarter of 2010.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometre peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap-leach recoveries are 72.25% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse-circulation rig was initiated at Dolores in October 2009 to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground.

La Bolsa Property

Step-out drilling in the first half of 2009 encountered a significant new zone of gold and silver mineralization approximately 200 metres east of the current La Bolsa resource. These results represent a significant expansion of the mineralized zone at La Bolsa and additional drilling is underway to assess the extent and full potential of this newly discovered mineralization. Two core drill rigs are presently drilling infill and step-out holes to expand the current resource.

Drilling results from the 165 drill holes (81 reverse-circulation holes and 84 core holes) completed prior to September 2009 at the La Bolsa property have been incorporated into an updated resource model reported in a National Instrument 43-101 compliant technical report filed in October, 2009. This is the first NI 43-101 compliant resource for the La Bolsa property.

Minefinders is conducting a pre-feasibility study of the economic viability of a mine at the La Bolsa property with results expected in the first quarter of 2010. The updated resource and subsequent drilling results will be used as the basis for construction of a reserve block model to be used in the study. The shallow dip of the majority of mineralization in close proximity to the surface and favourable metallurgical characteristics suggest a mine plan that will incorporate low-cost open-pit mining in combination with simple heap-leach recovery of gold and silver.

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

Liquidity

The Company had working capital of $53.0 million and long term debt, consisting entirely of convertible notes, of $71.4 million at December 31, 2009.

With the commencement of commercial production at the Dolores Mine in May 2009, the Company meets its cash requirements from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facility.

Estimated capital expenditures in 2010 total $29.5 million and consist primarily of planned leach pad expansion, pre-stripping activities and dam construction at the Dolores Mine. The Company plans to fund these expenditures with cash on hand and operating cash flow from the Dolores Mine.

Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

In light of the current challenging financial market conditions, management is taking the prudent measure of reviewing planned capital and exploration expenditures, current and expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

Summary Financial and Operating Performance(1)

In millions, except ounces, per share amounts, total cash costs and average realized prices.

	2009	2008	2007

Gold ounces sold	75,126	2,440	-
Silver ounces sold	1,285,721	42,800	-
Gold equivalent ounces sold(2)	94,676	2,982	-
Sales proceeds	$94.0	$2.5	$-

Gold ounces produced	77,264	3,093	-
Silver ounces produced	1,318,245	57,378	-

Revenue	$75.2	$-	$-
Net loss	4.3	29.1	19.2
Net loss per share	0.07	0.58	0.39
Cash flow provided by (used in) operating activities	10.0	(24.1)	(23.1)

Total cash cost per gold equivalent ounce sold(3)	576	-	-
Total cash cost per gold ounce sold, net of silver credit(3)	467	-	-
Average realized price per gold ounce sold	993	843	-
Average realized price per silver ounce sold	15.09	10.69	-

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

	December 31, 2009	December 31, 2008

Cash and cash equivalents	$30.4	$26.0
Working capital	53.0	24.8
Long-term debt	71.4	115.4
Shareholders’ equity	196.0	135.8

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the fourth quarter and in the twelve-month period were estimated using a 62 to 1 silver to gold ratio and a 66 to 1 silver to gold ratio, respectively.

(3)	See the Non-GAAP Measure section on page 16. Cost per ounce has not been determined for 2008 as material sales of gold and silver had not yet commenced.

Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of incidental revenues, were capitalized as mine development costs. Accordingly, for the year ended December 31, 2009, of the $94.0 million in sales proceeds (2008 - $2.5), $75.2 million was recorded as revenue (2008 – $nil) and $18.8 million reduced mineral property, plant and equipment (2008 - $2.5). In addition, operating costs incurred after the start of commercial production were charged to operations and operating costs incurred prior to commercial production were capitalized to mineral property, plant and equipment.

Production Results

Production Summary(1)

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	2009

Gold ounces produced	20,960	18,799	23,336	14,169	77,264
Silver ounces produced	296,992	318,878	419,946	282,429	1,318,245

Ore tonnes mined	1,433,644	1,280,402	1,844,948	1,814,154	6,373,148
Waste tonnes mined (2)	3,399,425	4,749,709	4,741,054	4,888,558	17,778,746
Total tonnes mined(2)	4,833,069	6,030,111	6,586,002	6,702,712	24,151,894
Strip ratio (waste to ore)(2)	2.37	3.70	2.57	2.69	2.79

Ore tonnes stockpiled (removed from stockpile)	(174,848)	(14,620)	483,111	510,772	804,415

Ore tonnes stacked on the pad	1,620,289	1,278,791	1,373,935	1,272,577	5,545,592
Average gold grade per tonne stacked(3)	0.61	0.67	0.76	0.79	0.70
Average silver grade per tonne stacked(3)	18.00	18.07	20.77	27.08	20.58

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)	Excludes 2,388,428 capitalized pre-stripping tonnes mined during 2009

(3)	Grams per tonne

Production results are disclosed on a quarterly basis as the Company had not commenced material production of gold and silver in 2008. During the fourth quarter, Minefinders revised its previously reported 2009 production outlook to approximately 1.4 million ounces of silver and 80,000 ounces of gold. Actual production for 2009 was 77,264 ounces of gold and 1,318,245 ounces of silver.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

Gold and silver production increased in the fourth quarter as compared to the third quarter primarily due to increased crusher throughput during the quarter resulting in 27% more ore tonnes stacked to the leach pad. The fourth quarter is the first quarter in which crusher throughput has approximated the planned rate of 18,000 tonnes per day. Gold and silver production in the third quarter decreased as compared to the second quarter of 2009 due to less ore tonnes stacked to the leach pad during the third quarter and a lower average grade per tonne stacked. The increase in gold and silver production from the first quarter of 2009 is due to the increase in the aggregate volume of ore under leach and the increase in time under leach.

During the first and second quarter of 2009, the volume of ore mined exceeded crusher throughput and excess tonnes were stockpiled for future processing. During the third and fourth quarter, stockpiled tonnes were processed to supplement the reduction in mined ore tonnes realized from the north end of the pit as mining transitioned from the north end of the pit to mining in the central dome area, where initial mining includes required pre-stripping.

Ore tonnes crushed and stacked increased to the planned 18,000 tonnes per day during the fourth quarter and averaged over 17,600 tonnes per day, up from approximately 14,000 tonnes per day in the third quarter of 2009, 15,000 tonnes per day in the second quarter and 14,100 tonnes per day in the first quarter of 2009. For the full year, ore tonnes crushed and stacked averaged approximately 15,200 tonnes per day or 84% of the planned average ore throughput of 18,000 tonnes per day.

Crusher throughput has trended under plan during the year primarily due to fabrication issues with one of the three tertiary screens and other less significant commissioning deficiencies. These issues persisted through the first and second quarters despite remediation efforts by Minefinders and the supplier. During the third quarter, a comprehensive assessment and repair was initiated. The required repairs further affected throughput in July and August with throughput during those two months averaging approximately 13,000 tonnes per day. However, subsequent to the repairs in July and August, average throughput increased in September to over 16,000 tonnes per day and to planned rates during the fourth quarter. The remaining screen repairs are scheduled for the first quarter of 2010 and Minefinders expects crusher throughput to average plan rates during 2010.

In general, gold and silver grades mined in 2009 trended slightly below expectation, particularly with respect to silver. As estimated in the National Instrument 43-101 technical report dated March 25, 2008 (prepared by Gustavson and Associates of Denver, Colorado), the life of mine average grades at the Dolores Mine are 0.765 grams of gold per tonne and 39.7 grams of silver per tonne. Mining in the fourth quarter of 2008 and through 2009 was restricted to the north end of the open pit which is characterized by narrow structures with gold grades approximating the life of mine average and silver grades trending below the life of mine average. Silver grade of ore tonnes stacked to the leach pad is expected to increase significantly through 2010 as mining advances in the higher grade central dome area of the deposit.

The delay in relocating the old Dolores village and associated delay in access to the higher grade phase 2 area of the pit necessitated mining in the relatively lower grade portions of phase 1 and phase 4 in the north end of the pit through the fourth quarter. The average gold and silver grades of tonnes stacked on the leach pad during the third and fourth quarters of 2009 were negatively affected by mining in low grade shallow portions of phase 4 in the very north end of the pit as well as rehandling of relatively low-grade stockpile material to supplement the ore feed while pre-stripping activities were undertaken in phase 2.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

Financial Results

Financial results include comparisons of sales and operating costs on a quarterly basis in 2009 as the Company had not commenced material production of gold and silver in 2008.

Sales and Operating Costs Summary(1)

In millions, except ounces, operating cash costs and total cash costs.

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	2009

Gold ounces sold	20,400	19,305	22,108	13,313	75,126
Silver ounces sold	293,560	349,248	369,532	273,381	1,285,721
Gold equivalent ounces sold(2)	25,131	24,689	27,704	17,152	94,676

Gold sales proceeds	$22.6	$18.8	$20.7	$12.5	$74.6
Silver sales proceeds	5.2	5.3	5.3	3.6	19.4
Total sales proceeds	27.8	24.1	26.0	16.1	94.0

Revenue	27.8	24.1	23.3	-	75.2
Operating costs	14.9	14.5	12.3	-	41.7
Royalties	0.8	0.7	0.7	-	2.2

Operating cash cost per gold equivalent ounce sold(3)	593	587	527	472	550
Total cash cost per gold equivalent ounce sold(3)	625	616	552	484	576
Operating cash cost per gold ounce, net of silver credit(3)	475	477	421	338	435
Total cash cost per gold ounce, net of silver credit(3)	515	513	452	353	467

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the fourth quarter and in the twelve month period were estimated using a 62 to 1 silver to gold ratio and a 66 to 1 silver to gold ratio, respectively.

(3)	See the Non-GAAP Measure section on page 16.

Revenue

Revenue recorded to the statement of operations for 2009 is attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No revenue was recorded to the statement of operations for periods prior to May 1, 2009. Sales volume for the fourth quarter of 2009 was 20,400 ounces of gold at a realized price of $1,108 per ounce and 293,560 ounces of silver at a realized price of $17.71 per ounce. Sales volumes for May through December 2009 were 59,495 ounces of gold at a realized price of $1,009 per ounce and 968,211 ounces of silver at a realized price of $15.62 per ounce.

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company does not engage in any hedging to reduce its exposure to commodity risk.

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

Gold and silver prices below are the afternoon fix as published by the London Bullion Market Association:

		Dec 31, 2009	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008

Gold	End of quarter	$1,087.50	$995.75	$934.50	$916.50	$869.75
	Quarter high	1,212.50	1,018.50	981.75	989.00	903.50
	Quarter low	1,003.50	908.50	870.25	810.00	712.50
	Average	1,099.63	960.00	922.18	905.36	794.52
Silver	End of quarter	16.99	16.45	13.94	13.11	10.79
	Quarter high	19.18	17.38	15.97	14.39	12.28
	Quarter low	16.21	12.47	11.98	10.51	8.88
	Average	17.57	14.69	13.76	12.60	10.20

Operating Expenses (1)

In millions, per tonne amounts.

	Q4 2009	Q3 2009	Q2 2009	Q1 2009	YTD 2009

Total mining costs(2)	$5.9	$6.6	$7.1	$5.8	$25.4
Total processing costs	5.8	5.2	5.7	4.2	20.9
Total mine general and administrative costs	4.2	3.6	3.6	2.1	13.5
Change in inventory	(1.0)	(0.9)	(1.8)	(4.0)	(7.7)
Total operating expenses	14.9	14.5	14.6	8.1	52.1
Mining cost per tonne mined (ore and waste)	1.22	1.09	1.08	0.87	1.05
Mining cost per ore tonne mined	4.12	5.15	3.85	3.20	3.99
Processing cost per ore tonne stacked	3.58	4.07	4.15	3.30	3.77
Mine general and administrative cost per ore tonne stacked	2.59	2.82	2.62	1.65	2.43
Total period cost per ore tonne stacked	10.29	12.04	10.62	8.15	10.19

(1)	Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)	Excludes capitalized pre-stripping costs of $2.9 million

Operating expenses recorded to the statement of operations for 2009 represent operating expenses attributable to gold and silver sales made during commercial production, which commenced on May 1, 2009. No operating costs were recorded to the statement of operations for periods prior to May 1, 2009.

Mining cost per tonne of ore and waste mined was $1.22 in the fourth quarter and $1.05 for the year. Mining cost per tonne increased in the fourth quarter from the prior three quarters due to increasing maintenance costs as mining equipment reached usage levels requiring more comprehensive maintenance, stockpile re-handle costs and inefficiencies associated with mining in the narrow north end of the pit. Mining cost per tonne of ore mined was $4.12 in the fourth quarter and $3.99 for the year.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $3.58 in the fourth quarter of 2009 and $3.77 for the year. Processing cost per tonne stacked during the first nine months of 2009 was negatively affected by the lower than plan crusher throughput due to fabrication issues with one of the three tertiary screens and other less significant commissioning deficiencies as previously noted. Processing cost per tonne stacked decreased in the fourth quarter with the increasing crusher throughput and lower maintenance costs subsequent to the third quarter repairs.

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

Mine general and administrative cost per tonne of ore stacked was $2.59 in the fourth quarter and $2.43 for the year. Mine general and administrative cost per tonne in 2009 includes start-up costs, community relations costs and other costs associated with the relocation of the old Dolores village that are not expected to recur. Mine general and administrative cost per tonne of ore stacked during 2009 has also been negatively affected by the lower than plan crusher throughput during the first three quarters of the year.

The change in inventory charged to operations represents the net effect of additions to ore stockpiles, work in process and finished goods inventory less inventory processed during the period.

Cash operating cost per gold equivalent ounce sold was $593 in the fourth quarter of 2009 and $550 for the year. Minefinders expects the operating cash cost per ounce to decrease in 2010 as higher-cost in-process inventory is produced and sold, gold and silver grades increase and per ore tonne costs decrease as a result of increased crusher throughput and lower operating costs.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009 on the commencement of commercial production at the Dolores Mine. Pre-commercial production royalties of $0.2 million have been capitalized to mineral property, plant and equipment in compliance with the Company’s accounting policy. Accordingly, royalties of $2.2 million charged to operations for the year represent royalties attributable to gold and silver sales starting in May 2009.

Royalties represent a cash cost of $30 per gold equivalent ounce sold during the May through December, 2009 commercial production period.

Amortization and Depletion

Amortization and depletion for the year increased to $10.4 million in 2009 from $0.3 million in 2008. The increase is due to the commencement of commercial production at the Dolores Mine with the applicable amortization and depletion of property, plant and equipment being charged to operations.

Accretion of Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2009 to be $3.4 million. Accretion expense, which represents the increase in the asset retirement obligation liability due to the passage of time, for each of the years ending December 31, 2009 and 2008, was less than $0.2 million.

Exploration

Exploration expense was $4.8 million in 2009, down from $5.4 million in 2008. Exploration drilling in 2009 has been primarily focused on the La Bolsa property and the assessment of the viability and projected returns from construction of a mining operation at La Bolsa. Preparation of a pre-feasibility study on the La Bolsa property commenced during the second quarter. A National Instrument 43-101 compliant updated resource for La Bolsa was reported during the third quarter and an associated technical report was filed on SEDAR on October 21, 2009. The new resource includes 360,000 ounces of gold and 4.8 million ounces of silver in the measured and indicated categories with an additional 47,000 ounces of gold and 480,000 ounces of silver classified as inferred resources.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

The Company also did work at the La Virginia property in 2009. During the year the Company consolidated all mineral and surface rights necessary to drill and test mineralized targets in the district and explore additional targets. A drilling and testing program has been developed and work will commence in 2010. Additionally, Minefinders continued to acquire surface and mineral rights within other project/target areas in the Sierra Madre of northern Mexico in conjunction with continued reconnaissance, evaluation, and detailed sampling and mapping. Approximately 120,000 hectares of mineral rights within the state of Sonora, Mexico are currently controlled by the Company. Minefinders is also reviewing other advanced opportunities throughout Mexico.

Corporate Administration

Corporate administration expense in 2009 was $7.4 million compared with $8.7 million in 2008. Corporate administration costs include corporate compensation, legal and regulatory expenses, investor relations, travel and other general and administrative expenses. In 2009, $2.0 million of legal costs are included in corporate administration expense of which $1.7 million related to arbitration and community relations is expected to be non-recurring.

In October 2009, the Company reached a settlement with Ausenco International Pty Ltd. of Brisbane, Australia and a related company, Ausenco Americas LLC (collectively "Ausenco") concerning the previously reported binding arbitration process that commenced in May 2008. The settlement agreement resolves and terminates all other claims, causes of action, rights and other remedies that the Company and Ausenco have or may have against each other that were contemplated by the arbitration. As a result of the settlement, the Company received a net amount of cash and did not have to pay an accrued amount payable to Ausenco. The net recovery was recorded as a reduction to mineral property, plant and equipment in the Company's December 31, 2009 year-end financial statements. Legal and other costs associated with the arbitration and subsequent settlement were $1.1 million in 2009 compared with a negligible amount in 2008.

Corporate legal and other costs primarily associated with community relations activities were $0.6 million in 2009, down from $1.9 million in 2008.

Stock Option Compensation

The Company recognized $3.4 million of stock based compensation expense in 2009, all of which was charged to operations. This represented a decrease from $3.7 million in 2008, of which $2.8 million was charged to operations and $0.9 million was capitalized to mineral property, plant and equipment.

Interest and Other Income

Interest income in 2009 was $0.2 million, down from $0.8 million in 2008. The decrease is primarily a result of lower consolidated average interest rates during the year and lower value added tax outstanding in Mexico.

Interest Expense and Financing Fees

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance outstanding on the revolving credit facility with Scotia Capital. As a result of lower average interest rates on the revolving credit facility, $5.6 million of interest expense and financing fees were incurred on the convertible notes and revolving credit facility in 2009, down from $5.9 million incurred in 2008. The decrease in interest rates was partially offset by a higher average balance outstanding on the credit facility in 2009 as compared to 2008.

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

Accretion of Convertible Note Discount

Minefinders has unsecured senior convertible notes outstanding with a face value of $85 million with an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27.4 million) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The difference between the carrying value and the face value of $13.6 million, characterized as the note discount, is charged to operations and added to the liability over the term of the notes using the effective interest rate of 14.26%. Accretion of the convertible note discount was $6.0 million in 2009 up from $5.4 million in 2008.

Foreign Exchange Gain and Loss

Minefinders recorded a foreign exchange gain of $2.4 million in 2009, compared with a loss of $1.3 million in 2008. The foreign exchange gain in 2009 primarily resulted from the increasing value of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash balances and receivables.

Selected Quarterly Information

The following table presents selected unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:

In millions, except ounces and per share amounts.

	Dec 31,	Sept 30,	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2009	2009	2009	2009	2008	2008	2008	2008

Gold ounces sold	20,400	19,305	22,108	13,313	2,440	-	-	-
Silver ounces sold	293,560	349,248	369,532	273,381	42,800	-	-	-
Revenue	$27.8	$24.1	$23.3	$-	$-	$-	$-	$-
Operating costs	14.9	14.5	12.3	-	-	-	-	-
Royalties	0.8	0.7	0.7	-	-	-	-	-
Exploration	1.6	1.7	0.9	0.6	1.0	1.3	1.6	1.5
Corporate administration	1.3	2.1	1.7	2.3	2.8	2.3	1.6	2.0
Net income (loss)	4.3	(0.7)	(1.8)	(6.2)	(9.0)	(6.8)	(7.7)	(5.6)
Income (loss) per share – basic and diluted	0.07	(0.01)	(0.03)	(0.10)	(0.18)	(0.14)	(0.15)	(0.11)

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009. Prior to May 1, 2009, variances in results by quarter reflect overall corporate activity and factors which do not necessarily recur each quarter, such as charges for stock-based compensation when options are granted, interest income on fluctuating cash balances, and exploration drill programs. With commercial production achieved in the second quarter of 2009, the fourth quarter of 2009 was the first profitable quarter in the Company’s history realizing net income of $4.3 million or $0.07 per share.

Capital Resources and Liquidity

Working Capital

At December 31, 2009, the Company had $30.4 million in cash and cash equivalents, up from $26.0 million as at December 31, 2008 and working capital of $53.0 million up from $24.8 million as at December 31, 2008. The primary reason for the increase in working capital was the completion of a bought deal financing in 2009 for net proceeds of $60.0 million, cash flow from operations, a $13.3 million increase in inventory primarily reflecting the increase in gold and silver in-process inventory ahead of steady-state production and the payment in full of the $60.0 million revolving credit facility of which $10.0 million was the current portion.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

Accounts receivable as at December 31, 2009 totalled $4.2 million, down from $4.3 million as at December 31, 2008. Of the December 31, 2009 receivables, $3.7 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities. $10.2 million of VAT was refunded to the Company in 2009.

Cash Flow

Cash flow provided by operations in 2009 increased to $10.0 million, compared with cash flow used in operations of $24.1 million in 2008. The increase is due to the commencement of commercial production at the Dolores Mine with proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Cash flow used in investing activities was $8.2 million in 2009 as compared to $63.2 million used in investing activities in 2008. The change was due to the wind-down and completion of construction activities at Dolores. Investing cash flows in 2009 were primarily directed at the commissioning of the Dolores Mine and in pre-commercial production operating activities, in addition to investments in the leach pad expansion, village relocation, bypass road construction, and pre-stripping activities in the phase 2 central dome area of the deposit. These were offset by $18.8 million in pre-commercial production sales proceeds recorded to mineral property, plant and equipment during 2009.

Cash flows from financing activities in 2009 provided $1.1 million compared to $93.4 million provided by financing activities in 2008. During 2009, the Company repaid in full its $60.0 million revolving line of credit. This debt re-payment was more than offset by the proceeds from the bought deal financing announced in September, 2009. In 2008, Minefinders was drawing down on the revolving line of credit to construct and commission the Dolores Mine.

Long-Term Debt

At December 31, 2009 no amount was outstanding on the $60 million credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). During 2009, the Company repaid $60.0 million on the credit facility. These repayments reduced the outstanding balance from $60 million at December 31, 2008. Under the terms of the credit facility, $50.0 million remains available for drawdown until December 2010. The credit facility is secured by a pledge of the Company’s shares in its US, Mexican and Barbados subsidiaries and by physical assets at the Dolores Mine.

The Company also has unsecured senior convertible notes outstanding with a face value of $85 million and an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are convertible at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment, into 7,812,500 common shares of the Company.

Contractual Obligations and Commitments

A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2009 is as follows:

	Payments Due by Period (in millions)
Contractual Obligations	Total	Less Than One Year	1-3 Years	4-5 Years	After 5 Years

Long-term debt obligations (1)	$92.6	$3.8	$88.8	$-	$-
Operating leases (2)	0.3	0.1	0.2	-	-
Asset retirement obligation (3)	9.3	-	-	-	9.3

Total	$102.2	$3.9	$89.0	$-	$9.3

(1)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(2)	Includes existing leases without extensions.

(3)	Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

Share Capital Transactions

During 2009, 215,576 shares of the Company were issued on the exercise of stock options (2008 -269,432 shares) for net proceeds of $1.1 million (2008 - $2.3 million).

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares for net proceeds of $56.7 million. In October 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3.3 million.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance, if any, outstanding on the revolving credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At December 31, 2009, the Company has not entered into any derivative contracts. At December 31, 2009 the Company had $22.6 million in US dollar denominated bank deposits, US$7.5 million in Canadian dollar denominated bank deposits and US$0.3 million in Mexican peso denominated bank deposits.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility, if any, is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Outstanding Share Data

As at February 25, 2010 there were:

•	65,783,032 common shares issued and outstanding

•	82.1 million common shares fully diluted, including:

	-	3,938,500 stock options outstanding with exercise prices ranging between CDN$5.64 and CDN$12.46 per share, all of which are vested;

	-	4,599,500 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested; and

	-	7,812,500 common shares that can be converted from convertible notes totalling $85 million. The notes are convertible at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the new Canadian Institute of Chartered Accountants (CICA) guidelines of Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Adoption of this standard had no effect on the consolidated financial statements.

Effective May 1, 2009, with the commencement of commercial production at the Dolores Mine, the Company recognizes revenue in the statement of operations. Revenue is earned primarily from the sale of gold and silver. Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the purchaser and collection is reasonably assured.

Effective May 1, 2009, with the commencement of commercial production at the Dolores Mine, the Company incurs costs to remove overburden and other mine waste material in order to access the ore body (“stripping costs”). During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not otherwise have been accessible. These stripping costs are capitalized to the mineral property. Capitalized stripping costs incurred during the production phase are depleted on a unit-of-production basis over the reserves that directly benefit from the specific stripping activity.

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also affect business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

The Company’s conversion plan consists of four primary stages including planning, assessment, design and implementation with periodic meetings with the Audit Committee to report progress and findings. The planning stage has been completed and included identifying and mobilizing the necessary resources, both internal and external, to execute the plan, establishing a conversion timeline and conducting a high level analysis of the differences between Canadian GAAP and IFRS that may be significant to the Company’s reported financial position and results of operations. With the assistance of external advisors, the assessment stage is in progress and includes conducting a detailed assessment of the effect of the transition to IFRS on financial reporting, systems and business activities. This assessment has been completed and the Company has identified mineral property, plant and equipment, future income taxes, asset retirement obligation, and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. Also as part of the assessment stage, the Company is assessing the available elections under IFRS to determine the effect of each election to the Company. This assessment is expected to be complete in the second quarter of 2010. The Company will then commence the design stage which includes completing an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the financial reporting on the Company’s IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage is proceeding concurrently with the assessment and design phases and includes preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write down the recorded value of work in process inventory.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

The Company follows accounting guidelines in determining the value of stock option compensation. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Non-GAAP Measures

This discussion and analysis includes non-GAAP performance measures of “operating cash cost per ounce” and “total cash cost per ounce”. Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

		Q4 2009	Q3 2009	Q2 2009	Q1 2009	YTD 2009

Operating Cash Costs
	Operating costs per financial statements	14.9	14.5	12.3	-	41.7
Add	Pre-commercial operating costs capitalized to mineral property plant and equipment	0.0	0.0	2.3	8.1	10.4
	Total period operating cash costs	14.9	14.5	14.6	8.1	52.1
Divided by	Gold equivalent ounces sold	25,131	24,689	27,704	17,152	94,676

	Operating cash cost per gold equivalent ounce sold	593	587	527	472	550

Total Cash Costs
	Total period operating cash costs	14.9	14.5	14.6	8.1	52.1
Add	Royalties	0.8	0.7	0.7	-	2.2
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	-	-	-	0.2	0.2
	Total cash costs	15.7	15.2	15.3	8.3	54.5
Divided by	Gold equivalent ounces sold	25,131	24,689	27,704	17,152	94,676

	Total cash cost per gold equivalent ounce sold	625	616	552	484	576

Operating Cash Costs, Net of Silver Credit
	Total period operating cash costs	14.9	14.5	14.6	8.1	52.1
Less	Proceeds from silver sales	(5.2)	(5.3)	(5.3)	(3.6)	(19.4)
	Total period operating cash costs, net of silver sales	9.7	9.2	9.3	4.5	32.7
Divided by	Gold ounces sold	20,400	19,305	22,108	13,313	75,126

	Operating cash cost per gold ounce sold	475	477	421	338	435

Total Cash Costs, Net of Silver Credit
	Total cash costs	15.7	15.2	15.3	8.3	54.5
Less	Proceeds from silver sales	(5.2)	(5.3)	(5.3)	(3.6)	(19.4)
	Total cash costs, net of silver sales	10.5	9.9	10.0	4.7	35.1
Divided by	Gold ounces sold	20,400	19,305	22,108	13,313	75,126

	Total cash cost per gold ounce sold	515	513	452	353	467

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Related Party Transactions

There were no related party transactions during the year ended December 31, 2009.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the design and operation of the Company’s internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009 and no material weaknesses were discovered.

The Company’s independent registered public accounting firm, KPMG LLP, has issued an auditors’ report on the effectiveness of the Company’s internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.

Forward Looking Statements

This discussion and analysis contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2009 which is incorporated by reference herein and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties associated with the mineral exploration, development and mining business. Some of these risks include changes in the prices of gold and silver; the availability of debt or equity funding; legislative, political or economic developments in Mexico; difficulties with the operation of the Dolores Mine, including protests and blockades of the mine; the availability of, and volatility of costs associated with, mining inputs and labour; the speculative nature of mineral exploration and development, including contests over title to properties; and those other risks that may be discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	19	Minefinders Corporation Ltd.